Mail Stop 6010


	March 24, 2006


Alan J. Levy, Ph.D.
President and Chief Executive Officer
Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington 98121

Re:	Northstar Neuroscience, Inc.
	Registration Statement on Form S-1
	Filed March 1, 2006
	Registration No. 333-132135

Dear Dr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2. Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

Prospectus Summary, page 1

3. We note your belief in the last sentence of the first paragraph that your therapy system will allow the "successful" treatment of neurological diseases and disorders. We also note your later disclosure that your therapy system, in conjunction with intensive rehabilitative therapy, has resulted in clinically meaningful improvement, as defined in your trials. Please revise the disclosure in the first paragraph of your summary section to reconcile with your later disclosure or expand your disclosure to indicate how you have defined "successful."

4. Please expand your summary section to indicate the amount of your historical losses, that you currently have no revenues and that you have not received any revenues to date from the products you currently have under development. Also indicate that if the EVEREST trial is successful that you will seek FDA approval in the second half of 2007, do not expect to generate revenue from the sale of your
Northstar Stroke Recovery System until the second half of 2008, and do not expect to have significant revenue until 2009.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

5. Please revise the last italicized sentences of your introduction to your "Management`s Discussion and Analysis" section to eliminate the implication that you have not described all material risks in your "Risk Factors" section, and revise your risk factors as necessary to include a discussion of all material risks.

Overview, page 30

6. If the term "pivotal trial" is a term of art, please include a brief description of the meaning of this term. Also, please define
"IDE."

Principal Stockholders, page 75

7. Please identify the natural person(s) with voting or investment control over the shares held by your 5% shareholders. For example, please identify the individuals who serve as the managing directors of the general partners of the Mayfield entities, etc.

Financial Statements

Statements of Operations, page F-4

8. Please tell us how you calculated the pro forma per share amounts herein and why the pro forma per share calculations should include the impact of the preferred stock accretion. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

Statements of Redeemable Convertible Preferred Stock and
Shareholders` Equity (Deficit), page F-5

9. Please revise your statement of shareholders` equity to comply with paragraph 11(d) of SFAS 7.

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-8

Stock-Based Compensation, page F-11

10. Please provide the estimated IPO price or range when available.
If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant, please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

11. Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

a) For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

b) Discuss who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.

Note 5. Debt, page F-14

12. We note your reference to valuations prepared by an independent third-party appraiser related to the warrants issued. Please note that if you elect to continue to make such a reference you should identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, please disclose the method and significant assumptions use in determining the fair value.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other
questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  John M. Steel, Esq.
	Mark F. Hoffman, Esq.
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Alan J. Levy, Ph.D.
Northstar Neuroscience, Inc.
March 24, 2006
Page 5